February 6, 2026

Joseph Davy
Chief Executive Officer
Banzai International, Inc.
435 Ericksen Ave, Suite 250
Bainbridge Island, WA 98110

       Re: Banzai International, Inc.
           Registration Statement on Form S-3
           Filed February 3, 2026
           File No. 333-293161
Dear Joseph Davy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology